

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2025

Jack Stover
Chief Executive Officer
NorthView Acquisition Corporation
207 West 25th St, 9th Floor
New York, NY 10001

Ben Hwang
Chief Executive Officer
Profusa, Inc.
626 Bancroft Way
Suite A
Berkeley, CA 94710

> **Re: NorthView Acquisition Corporation**
> **Amendment No. 10 to Registration Statement on Form S-4**
> **Filed February 12, 2025**
> **File No. 333-269417**

Dear Jack Stover and Ben Hwang:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 26, 2024 letter.

Amendment No. 10 to Registration Statement on Form S-4 filed February 12, 2025

Cover Page

1.   We refer to your cover page disclosure relating to the material conflicts of interest in connection with the de-SPAC transaction. Please revise your cover page to discuss any actual or potential sources of conflicts of interest between the target company's

officers and directors and the unaffiliated security holders as required by Item 1604(a)(4) of Regulation S-K. Please make conforming changes to the Summary section. Refer to Item 1604(b)(3).

2. We note your disclosure that "NorthView's shares of Common Stock, public warrants and rights are currently quoted on OTC Pink," and that upon consummation of the Business Combination, "New Profusa's shares of Common Stock and public warrants will be listed on the Nasdaq Capital Market." Please revise to clarify, as you do on page 76, that in connection with the business combination, you will be required to demonstrate compliance with Nasdaq's initial listing requirements in order to be listed on Nasdaq.

Summary of the Proxy Statement/Prospectus, page 1

3. We refer to your disclosure on page 9 that the NorthView Board has determined that the business combination is in the best interests of its shareholders. Please revise your Summary disclosure to describe any material factors that the NorthView Board considered in making this determination, including any report, opinion, or appraisal. Refer to Item 1604(b)(2) of Regulation S-K.

4. Please revise the Summary to provide a brief description of the material financing transactions that have occurred or will occur in connection with the consummation of the de-SPAC transaction, the anticipated use of proceeds from these financing transactions and the dilutive impact, if any, of these financing transactions on non-redeeming shareholders. We refer to your disclosure on the cover page. Refer to Item 1604(b)(5) of Regulation S-K.

5. Please revise your disclosure to address the following comments relating to NorthView's Sponsor:
    - Please revise to include a description of the general character of the NorthView Sponsor's business, where appropriate. Refer to Item 1603(a)(2) of Regulation S-K;
    - Please revise to describe the experience of NorthView's Sponsor, its affiliates, and any promoters in organizing SPACs. Refer to Item 1603(a)(3); and
    - Please revise to identify the controlling persons of NorthView's Sponsor and disclose, as of the most recent practicable date, the persons who have direct and indirect material interests in NorthView's Sponsor, as well as the nature and amount of their interests. Refer to Item 1603(a)(7).

Interests of Certain Persons in the Business Combination, page 7

6. We note your disclosure on pages 74 and 217 of NorthView's executive officers and directors' other fiduciary duties or contractual obligations, other than with respect to NorthView and/or the Sponsor. Please revise to disclose any material interests held by the target company's officers or directors that consist of any interest in, or affiliation with, the Sponsor or the SPAC. Refer to Item 1605(d) of Regulation S-K.

PIPE Transaction, page 18

7.   Pursuant to the PIPE Subscription, the PIPE Investors are expected to provide a loan to NorthView in an aggregate principal amount of up to $22.2 million for a purchase price of up to $20 million, net after a 10% OID. The PIPE Subscription contemplates purchasing these notes across multiple tranches. It is not clear how you arrived at the amount of $20 million. In this regard, the amounts listed in your disclosures per each tranche appear to total up to more than $20 million. Please clarify your disclosures. In addition, please address which PIPE tranches should be reflected in your pro forma financial statements and why.

The Background of the Business Combination, page 116

8.   Please revise your disclosure, where appropriate, to discuss both the benefits and detriments of the business combination and any related financing transactions to NorthView, the NorthView Sponsor, Profusa and public stockholders. The benefits and detriments of the business combination and any related financing transaction must be quantified to the extent practicable. Refer to Item 1605(c) of Regulation S-K.

9.   We note your disclosure that the Incentive Equity Value is expected to be $29,018,330 for purposes of this prospectus. We also refer to your disclosure on page 18 relating to the PIPE transaction with Ascent Partners Fund LLC. Please revise your background of the business combination section to include a detailed discussion of the negotiation of the Incentive Equity Value and the PIPE transaction. In your revised disclosure, please explain the reason for Incentive Equity Value, how the terms of the PIPE transaction were determined, the proposals and counter-proposals made during the course of negotiations, and how you reached agreement on the final terms, as applicable.

10.   Please revise to state whether a majority of the directors (or members of similar governing body) who are not employees of NorthView has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the de-SPAC transaction or preparing a report concerning the approval of the de-SPAC transaction. Please refer to Item 1606(d) of Regulation S-K.

Opinion of Marshall & Stevens, page 130

11.   Please revise your disclosure to describe any material relationship that existed during the past two years or is mutually understood to be contemplated between NorthView, the NorthView Sponsor and/or their respective affiliates and Marshall & Stevens. Refer to Item 1607(b)(4) of Regulation S-K.

Material U.S. Federal Income Tax Considerations, page 161

12.   Please revise to provide the federal income tax consequences of the de-SPAC transaction to (i) the SPAC, (ii) the target company, (iii) target security holders, and (iv) SPAC security holders. Refer to Item 1605(b)(6) of Regulation S-K. Please make conforming changes throughout your filing, including to your Questions and Answers on page xiii.

Unaudited Pro Forma Financial Information, page 168

13.   We remind you of your response to comment 7 in your letter dated March 29, 2024 in which you indicated that you were finalizing your analysis of Milestone III as far as whether or not the Milestone continues to be "indexed to the Company's own stock." You indicated that you would include any related accounting impacts and disclosure requirements resulting from the analysis and final conclusions in a subsequent amendment to the registration statement. Please ensure you address the following:

- Your disclosures on page 172 continue to indicate that in connection with reporting financial statements for the quarter ended March 31, 2024 you will provide an updated analysis. Given the financial statements have been updated through September 30, 2024, it would appear that you have performed your final analysis. In this regard, please expand your disclosures to address any related accounting impacts and disclosure requirements.

- We note the additional disclosures provided in (a) and (b) on page 172. With reference to specific terms of Milestone III, ensure how such milestones meet the requirements in (a) and (b). Ensure you provide a fulsome analysis and reference the specific guidance in the authoritative literature that supports your accounting.

14.   We refer you to Adjustment T related to the closing of the APAC Joint Venture and have the following comments:

- We remind you of your response to comment 5 in your response letter dated March 29, 2024. Specifically you agreed to provide an updated response which would more fully explain why you believe the $6 million payment from Tasly represents consideration for the sale of a 60% interest in the JV rather than revenue recognized pursuant to ASC 606. With reference to the specific terms of the JV agreement and the license agreement, please provide us with your analysis. Ensure you identify the authoritative literature you relied on.

- Please disclose the assumptions underlying the assumed fair value of $10 million for the license transferred.

- Notwithstanding the above bullet regarding the underlying accounting for this transaction, please tell us where the $6 million gain is recognized in the pro forma combined statement of operations. Refer to 11-02(a)(6)(B) and Rule 11-02(1) of Regulation S-X.

15.   We also remind you that Rule 11-02(a)(11)(ii)(B) of Regulation S-X requires certain disclosures when your accounting for a specific transaction is not complete, including a description of the information that is required, an indication of when accounting is expected to be finalized, and other available information for a reader to understand the magnitude of any potential adjustments. Please expand your disclosures as necessary.

16.   Your 1st full bullet on page 170 indicates that the Northview Convertible Working Capital loan will be converted at the close of the Business Combination. However, the last sentence of this bullet indicates that this loan will be settled in cash subsequent to closing and thus not shown as being settled in the pro formas. Please revise this apparent discrepancy.

17.   On page 171, you disclose that NorthView will have an estimated $20.8 million cash on hand under No Redemption Scenario, and $16.5 million cash on hand under the

Maximum Redemption Scenario, giving effect to the cash proceeds from the PIPE transaction, after the deduction of reimbursements to the redeeming shareholders of NorthView and payment of applicable expenses. Please further clarify in your disclosures how these cash on hand amounts correspond to the amounts on the pro forma balance sheet. You also disclose that Profusa has conditionally waived the Minimum Cash Amount condition to closing, contingent on NorthView having sufficient funds to satisfy Nasdaq's initial listing requirements as of the Closing. Please expand your disclosures to state the amount of funds that would be considered sufficient.

18.   It is not clear how adjustment (F) corresponds to amounts on balance sheet. Specifically the note to adjustment indicates that this represents the payment of preliminary estimated direct and incremental transaction costs, of which $4.5 million is expected to be paid in shares and $1.6 million is expected to be paid in cash. However,the reduction to cash on the pro forma balance sheet is $4.5 million. Please clarify accordingly.

19.   The interest expense and amortization of the discount associated with the PIPE convertible notes does not appear to be reflected in the pro forma statements of operations provided. Please advise or revise as necessary.

20.   As disclosed in Northview's Note 9 - Subsequent Events on page F-27, on January 19, 2025, NorthView, I-Bankers and Dawson James modified the Business Combination Marketing Agreement such that the Business Combination Fee will be $2,000,000, payable in cash. Please explain your accounting for this cash payment and how it is reflected in your pro forma financial statements.

Gain on PPP Loan Forgiveness, page 259

21.   We note your disclosure that management intends to apply for PPP Loan 2 forgiveness in 2024. Please revise to clarify whether NorthView management applied and received forgiveness for its PPP Loan 2, as applicable.

Notes to the Unaudited Condensed Consolidated Financial Statements
Note 5 - Convertible Promissory Note - Related Party, page F-20

22.   We note that on May 31, 2024, the Company entered into a second amendment of its Convertible Working Capital Promissory Note with the sponsor to increase the principal amount of the Note that could be drawn on to $ 2.5 million. The second amended and restated Note also allows for the conversion of the outstanding principal balance of the Note to be repaid in shares of Company common stock at a price of $ 2.22 per share at the election of the sponsor. With reference the original terms and amended terms of the Note, as well as the authoritative literature you relied on, please tell us how you accounted for this amendment. In addition, in light of (i) the $2.22 per share conversion option, (ii) the current trading price of the Northview shares and (iii) the $10 per share deemed fair value of the Profusa common stock, please explain how the Company determined that the $1.9 million principal outstanding as of September 30, 2024 had a $1,591,380 fair value as of that date.

      Please contact Nudrat Salik at 202-551-3692 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Katherine Bagley at 202-551-2545 with any other questions.

                Sincerely,

                Division of Corporation Finance
                Office of Industrial Applications and Services

cc: Ralph V. De Martino, Esq.